SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

April 10, 2025

VIA EDGAR

Mr. Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”) File No. 811-03373 Schedule 14A – Definitive Proxy

Dear Mr. Bellacicco:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) the definitive proxy statement, form of proxy, and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of shareholders of each series of the Trust, (each, a “Fund” and collectively, the “Funds”).

The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Funds on or around April 21, 2025.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy, and other soliciting materials filed on March 31, 2025. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided April 9, 2025, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

U.S. Securities and Exchange Commission

Division of Investment Management

April 10, 2025

1.	Staff Comment: Please include the facing sheet for Schedule 14A.

□ Registrant’s Response: Comment complied with.

2.	Staff Comment: On Page 9, please add disclosure to the question “What will happen if shareholders of a Fund do not approve the New Agreement?” The disclosure should state that the Interim Advisory contract is already approved by the Board and will operate upon the change in ownership for a period of 150 days, including any period in which the new agreement is not approved, and the 150 days has not expired.

□ Registrant’s Response: Comment complied with.

3.	Staff Comment: On Page 10, in the future, please mark preliminary proxy statement materials as “Preliminary Proxies”. See Rule 14a-6(e).

□ Registrant’s Response: Comment to be complied with on future proxy statement materials.

4.	Staff Comment: On Page 24, please explain how the Barrett Growth Fund and Barrett Opportunity Fund have long term performance when they became effective in March 2023.

□ Registrant’s Response: Comment complied with.

5.	Staff Comment: On page 27, please include the addresses of the parent entities as required by Item 22(c)(3) of Schedule 14A.

□ Registrant’s Response: Comment complied with.

6.	Staff Comment: On page 30, in the ownership table, please include the title of the share class held. For example, Retail/Institutional Class and reflect the percent of such class held rather than the percent of the fund held. Please see Item 6(d) of Schedule 14A which cross references Item 403(a) of Regulation S-K.

□ Registrant’s Response: Comment complied with.\

7.	Staff Comment: On page 33, in the third paragraph, please remove the reference to the “second meeting”.

U.S. Securities and Exchange Commission

Division of Investment Management

April 10, 2025

□ Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP